BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.

SUPPLEMENT DATED JANUARY 31, 2023 TO JOINT PROXY STATEMENT DATED AUGUST 26, 2022 ("Proxy Statement")

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SUPPLEMENT DATED JANUARY 31, 2023 TO OFFER TO PURCHASE

Up to 2.5% of the Issued and Outstanding Shares of Common Stock

of

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

at

Net Asset Value Per Share

by

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

in Exchange for Cash

("January 18, 2023 Offer to Purchase")

The following information supersedes and replaces any contrary information in the "Information about the Funds' Primary Portfolio Managers" section of the Proxy Statement and supplements any information provided in the "Additional Information" section of the January 18, 2023 Offer to Purchase:

On January 31, 2023, the Fund announced that the Fund's portfolio management team consisted of Chris Barris, Brandon Chao and Kevin Cronk. Mr. Jonathan DeSimone no longer serves as a primary portfolio manager of the Fund. BNYM Investment Adviser will continue to serve as the Fund's investment adviser, and Alcentra NY, LLC will continue to serve as the Fund's sub-adviser. The investment strategies of the Fund are not changing as a result of the change.

In addition, a "key person event" (as that term is defined in the Fund's initial public offering prospectus, as supplemented, and further revised) will be triggered if any one of Chris Barris, Brandon Chao or Kevin Cronk depart Alcentra or cease to manage/supervise the affairs of the Fund during the life of the Fund.